FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd.

1788 – 650 West Georgia St.

Vancouver, British Columbia, Canada, V6B 4N7

Item 2: Date of Material Change:

February 26, 2009

Item 3: News Release:

A news release dated and issued on February 26, 2009 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Further Drill Results from Uranium Zone at Fond Du Lac Project

Item 5: Full Description of Material Change:

Vancouver, Canada, February 26th, 2009- CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska” or the “Company”) has received additional assay results for holes FCL 004-FCL 006 and for infill sampling on holes FCL 001-003. These results for the uranium-mineralized sections of the first six drill holes from CanAlaska’s work are detailed in the following table, and indicate good widths and grades of uranium mineralization.

Table 1: Summary of Initial drill results Fond du Lac Project

Hole Number	Rock	From (m)	To (m)	Width (m)	Grade (% U3O8)	Lbs/Ton U3O8
FCL 002	Sandstone	16.8	42.10	25.30	0.10%	2.0
	incl	17.2	24.85	7.65	0.13%	2.6
FCL 003	Sandstone	18.10	44.61	26.51	0.15%	3.0
FCL 004	Sandstone	15.50	17.50	2.00	0.10%	2.0
	and	36.00	42.80	6.8	0.07%	1.4
FCL 005	Sandstone	16.00	22.50	6.50	0.07%	1.4
FCL 006	Sandstone	16.0	30.30	14.30	0.14%	2.8

The Fond du Lac project is located on the northern portion of the Athabasca Basin, Saskatchewan, where the Athabasca sandstone units have minimal thicknesses of 20-75 metres overlying the unconformity.  This area was explored by AMOK in the 1960’s and AMOK and Eldorado Nuclear in the 1970’s and early 1980’s. The property is part of the Fond Du Lac Denesuline First Nation Reserve Lands, and CanAlaska is working with the community under an Option to earn a 49% interest in the project.

A small uranium resource (non 43-101compliant) was previously discovered in the sandstone units, immediately above the unconformity, but no significant effort was made to explore for structurally hosted uranium mineralization in the basement rock at that time.  However there is historical evidence for basement hosted mineralization in hematised fault zones.

The 2008 drilling and detailed ground geophysics by CanAlaska in January and February 2009 have highlighted a number of strong structural events in the basement rocks.  There are patterns of sulphide mineralization and gravity anomalies.  The company is preparing for a summer drill program on the property, following the completion of the Company’s current four-rig winter drill program.

The uranium mineralization at Fond du Lac is principally within the Manitou Falls Formation of the Athabasca Sandstone sequence, and is characterized by strong fracturing, intense silicification, zones of hematisation and minor clay alteration.  In the current area of 2008 drilling, zoning is apparent, with a central highly mineralized-core.  The mineralization is evident as disseminations and replacement, both in the sandstone and near the surface (see following plan and drill section).

Lake Athabasca
AIRPORT
Fond du Lac Community
See Inset Map Figure 2 for Drill Hole Locations
Fond du Lac Denesuline First Nation
0 1 2 3 4
Kilometres
Boulder Train
Fond du Lac Denesuline First Nation
ATHABASCA BASIN
Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN
Map Projection:
NAD 83
UTM ZONE 13
NTS:
74O06
Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)
Date:
Sept. 2008
CanAlaska Uranium Ltd.

Figure 1 - Location and Targets

Fond du Lac Project
Athabasca Basin, Saskatchewan

2008 Drill Hole
Known Mineralized Zone
Boulder Train
Fond du Lac Camp
Drill Road
Background: Total Magnetic Intensity
Lake Athabasca
Limit of historically documented U3O8 mineralized zone
B
A
FLC001
FLC002 + FLC003
FLC004
FLC005 + FLC006
0
100
200
300
400
500
Metres

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	16.80	42.10	25.30	0.10
incl.	17.20	24.85	7.65	0.13
FLC003	18.10	44.61	26.51	0.15
FLC004	15.50	17.50	2.00	0.10
and	36.00	42.80	6.80	0.07
FLC005	16.00	22.50	6.50	0.07
FLC006	16.00	30.30	14.30	0.14

ATHABASCA BASIN

Fond du Lac
ATHABASCA
BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Feb. 2009

Figure 2 - Main Zone

Summer 2008 Drill Holes

Fond du Lac Project
Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

Across the project, there are multiple other zones, currently only loosely-defined by mineralized boulder trains (see attached figure 1 for mineralized boulder trains and geophysical responses).

In the current drilling, a very significant zone of hematite alteration was intersected in basement rocks at the unconformity, under the better-mineralized uranium zone in the drill holes FCL 001-003.  This style of iron oxide mineralization is generally caused by oxidization from geothermal activity along fracture zones, and is a common indicator for most basement-hosted uranium deposits.  Drill hole FCL 001 intercepted anomalous uranium mineralization in sandstone.   Drill hole FCL 004 intercepted two zones of replacement mineralization on the southern edge of the main zone.  Holes FCL 005 and FCL 006 intercepted uranium mineralization in the sandstone and strong clay hematite and chlorite alteration, in the basement rocks.  Further drilling along strike will be required to define the extent and orientation of the present zone.

A
B
FLC004
FLC002
FLC003
FLC001
OVERBURDEN
SANDSTONE
UNCONFORMITY
REGOLITH
BASEMENT
- 20m
- 40m
SHEAR ZONE
HEMATITE ZONE
SULPHIDE FRACTURING

Mineralized Zone Highlights - See Tables

Hole	From m	To m	Width m	Grade % U3O8
FLC002	16.80	42.10	25.30	0.10
incl.	17.20	24.85	7.65	0.13
FLC003	18.10	44.61	26.51	0.15
FLC004	15.50	17.50	2.00	0.10
and	36.00	42.80	6.80	0.07

ATHABASCA BASIN

Fond du Lac
ATHABASCA BASIN
SASKATCHEWAN

Map Projection:
NAD 83
UTM ZONE 13

NTS:
74O06

Map drafted by:
Brian King
(CanAlaska Uranium Ltd.)

Date:
Feb. 2009

Figure 3 - Drill Section A - B

Summer 2008 Drill Holes

Fond du Lac Project

Athabasca Basin, Saskatchewan

CanAlaska Uranium Ltd.

The Company received a work permit for the drilling at Fond du Lac from INAC (Indian and Northern Affairs Canada), with consent from the band and council of the Fond du Lac Denesuline First Nation.  This permit allowed the Company to commence exploration on the Reserve lands. By agreement dated October 18th, 2006, the Company acquired from the Fond du Lac Denesuline First Nation an option to earn a 49% economic interest in the minerals resident on Fond du Lac reserve lands.  CanAlaska may exercise this option following the incurrence of $2 million in exploration expenditures and the payment of $130,000 and 300,000 Company shares.

Elsewhere in the Athabasca Basin, CanAlaska has two drill crews working at the Cree East Project, located in the southwestern part of the Athabasca basin.  A third drill crew is operating at the West McArthur project, on a new geophysical target located north west of Denison’s Wheeler River project, and south west of the McArthur River mine.

The Company has just mobilized a fourth crew for a month-long drill program on the Black Lake Project, on the Black Lake Denesuline First Nation Reserve.   This drill program will replace the proposed winter program at Fond du Lac, but will test higher priority strong airborne and ground truthed geophysical conductors on the splays of the Black Lake-Platt Lake Faults, on the northern end of the Virgin River mineralized trend.  There are multiple targets at shallow depths in this area. These targets have been confirmed by summer boulder sampling and historical mineralized drill core from the vicinity.  Drill holes will target both sandstone hosted alteration and basement mineralization in this program.

The Company is very pleased with current operations, and is fully-funded for the summer-fall work programs through its joint venture partnerships and from current treasury.

All of the drill core samples from the Fond du Lac project were submitted to Acme Laboratories Vancouver, an ISO 9001:2000 accredited and qualified Canadian Laboratory, for their Group 4B analysis.  These samples were analysed for uranium and multi-element geochemistry by tri-acid digestion and ICP-MS.  The samples were collected by CanAlaska field geologists under the supervision of Dr. Karl Schimann, and were shipped in secure containment to the laboratories noted above.  Peter Dasler, M.Sc. P Geo. is the qualified technical person responsible for this news release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of February 2009.